I-Minerals Inc. Suite 880 - 580 Hornby Street Vancouver, BC V6C 3B6 Phone: 604.303.6573 Fax: 604.684.0642 Email: info@imineralsinc.com

April 28, 2016

VIA EDGAR

THE UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Division of Corporation Finance
100 F Street, NE
Washington, DC  20549

Dear Sirs/Mesdames:

RE:	I-MINERALS INC. (the “Company”) - SEC File No. 333-208713 - Request for Withdrawal of Registration Statement on Form S-1 Filed December 23, 2015

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), I-Minerals Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or as soon as practicable thereafter, of its Registration Statement on Form S-1 (File No. 333-208713), together with all amendments and exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on December 23, 2015.

The Registration Statement was never declared effective. The Registrant believes withdrawal of the Registration Statement to be consistent with the public interest and the protection of investors. The Registrant represents that no securities have been sold pursuant to the Registration Statement.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement. However, the Company requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account, to be offset against the filing fee for any future registration statement or registration statements the Company may file with the Commission.

The Company hereby requests an order granting the withdrawal of the Registration Statement to be issued by the Commission as soon as possible. Please provide a copy of the order granting withdrawal of the Registration Statement to the undersigned at I-Minerals, Inc., Attention: Thomas M. Conway, President & CEO, Suite 880 - 580 Hornby Street, Vancouver, BC V6C 3B6, fax: 604.684.0642 or e-mail: info@imineralsinc.com, with a copy to the Company’s counsel, Northwest Law Group, Attention: Charles C. Hethey, Suite 704, 595 Howe Street, Vancouver, BC  V6C 2T5, fax 604.687.6650 or e-mail: cch@stockslaw.com.

If you have any questions about this withdrawal request, please contact Charles C. Hethey at (604) 687-5792 or cch@stockslaw.com.

Yours truly,

I-Minerals Inc.

/s/ Thomas M. Conway

Thomas M. Conway,
President & CEO